                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                                (Amendment No. 1)
                               -------------------

                            GARDEN RIDGE CORPORATION
                            (Name of Subject Company)

                           GR ACQUISITION CORPORATION
                                GRDG HOLDINGS LLC
                           THREE CITIES FUND II, L.P.
                          THREE CITIES OFFSHORE II C.V.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    36541P104
                      (CUSIP Number of Class of Securities)
                               -------------------

                                J. WILLIAM UHRIG
                                    PRESIDENT
                           GR ACQUISITION CORPORATION
                         C/O THREE CITIES RESEARCH, INC.
                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 838-9660
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                                    Copy to:
                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                               ------------------

                            CALCULATION OF FILING FEE

Transaction Value *: $129,359,636                  Amount of Filing Fee: $25,872

* For purposes of calculating the fee only. This amount assumes the purchase of 11,248,664 shares of common stock, par value $.01 per share (together with the associated preferred stock purchase rights, the "Shares") of Garden Ridge Corporation at a price per share of $11.50 in cash. The number of Shares of outstanding as of December 3, 1999 which are not owned by the Bidders, is 11,248,664. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount Previously paid: $25,711       Filing Parties:   GR Acquisition Corporation
                                                           GRDG Holdings LLC
                                                           Three Cities Fund II, L.P.
                                                           Three Cities Offshore II, C.V.

   Form or registration no.: 14D-1       Date filed:       November 23, 1999

-----------------------                                   ---------------------
CUSIP No. 36541P104               SCHEDULE 14D-1           Page 2 of 7 Pages
-----------------------                                   ---------------------
===============================================================================
  1.    Name Of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

        GR ACQUISITION CORPORATION
===============================================================================
  2.    Check the Appropriate Box if a Member of a Group
                                                                      (a) |X|
                                                                      (b) |_|
===============================================================================
  3.    SEC Use Only

===============================================================================
  4.    Sources of Funds

        AF - Affiliate
===============================================================================
  5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(e) or 2(f)
                                                                          |_|
===============================================================================
  6.    Citizenship or Place of Organization

        DELAWARE
===============================================================================
  7.    Aggregate Amount Beneficially Owned by Each Reporting Person

        4,921,461
===============================================================================
  8.    Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                          |_|
===============================================================================
  9.    Percent of Class Represented by Amount in Row 7

        30.4%
===============================================================================
  10.   Type of Reporting Person

        CO
===============================================================================

-----------------------                                   ---------------------
CUSIP No. 36541P104               SCHEDULE 14D-1           Page 3 of 7 Pages
-----------------------                                   ---------------------
===============================================================================
  1.    Name Of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

        GRDG HOLDINGS LLC
===============================================================================
  2.    Check the Appropriate Box if a Member of a Group
                                                                      (a) |X|
                                                                      (b) |_|
===============================================================================
  3.    SEC Use Only

===============================================================================
  4.    Sources of Funds

        OO - Member Contributions
        BK - Bank
===============================================================================
  5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(e) or 2(f)
                                                                          |_|
===============================================================================
  6.    Citizenship or Place of Organization

        DELAWARE
===============================================================================
  7.    Aggregate Amount Beneficially Owned by Each Reporting Person

        4,921,461
===============================================================================
  8.    Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                          |_|
===============================================================================
  9.    Percent of Class Represented by Amount in Row 7

        30.4%
===============================================================================
  10.   Type of Reporting Person

        HC
===============================================================================

-----------------------                                   ---------------------
CUSIP No. 36541P104               SCHEDULE 14D-1           Page 4 of 7 Pages
-----------------------                                   ---------------------
===============================================================================
  1.    Name Of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

        THREE CITIES FUND II, L.P.
===============================================================================
  2.    Check the Appropriate Box if a Member of a Group
                                                                      (a) |X|
                                                                      (b) |_|
===============================================================================
  3.    SEC Use Only

===============================================================================
  4.    Sources of Funds

        Not Applicable
===============================================================================
  5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(e) or 2(f)
                                                                          |_|
===============================================================================
  6.    Citizenship or Place of Organization

        DELAWARE
===============================================================================
  7.    Aggregate Amount Beneficially Owned by Each Reporting Person

        4,921,461
===============================================================================
  8.    Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                          |_|
===============================================================================
  9.    Percent of Class Represented by Amount in Row 7

        30.4%
===============================================================================
  10.   Type of Reporting Person

        PN
===============================================================================

-----------------------                                   ---------------------
CUSIP No. 36541P104               SCHEDULE 14D-1           Page 5 of 7 Pages
-----------------------                                   ---------------------
===============================================================================
  1.    Name Of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

        THREE CITIES OFFSHORE II C.V.
===============================================================================
  2.    Check the Appropriate Box if a Member of a Group
                                                                      (a) |X|
                                                                      (b) |_|
===============================================================================
  3.    SEC Use Only

===============================================================================
  4.    Sources of Funds

        AF - Affiliate
===============================================================================
  5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(e) or 2(f)
                                                                          |_|
===============================================================================
  6.    Citizenship or Place of Organization

        NETHERLANDS ANTILLES
===============================================================================
  7.    Aggregate Amount Beneficially Owned by Each Reporting Person

        4,921,461
===============================================================================
  8.    Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                          |_|
===============================================================================
  9.    Percent of Class Represented by Amount in Row 7

        30.4%
===============================================================================
  10.   Type of Reporting Person

        PN
===============================================================================

      This amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Commission by the Purchaser and the Bidders relating to the tender offer of the Purchaser (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares") of Garden Ridge Corporation, a Delaware corporation, which are not owned by the Purchaser and its stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless the context otherwise requires, defined terms have the meanings ascribed to them in the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

      The number of Shares acquired by the Purchaser or its affiliates was 4,921,461 Shares (30.4% of the outstanding Shares), not 4,998,190 Shares (30.9% of the outstanding Shares) as was reported on the Schedule 14D-1 as originally filed.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      December 8, 1999


                                 GR ACQUISITION CORPORATION

                                 By:   /s/  J. William Uhrig
                                       -------------------------------
                                       J. William Uhrig
                                       President

                                 GRDG HOLDINGS LLC

                                 By:   /s/  J. William Uhrig
                                       -------------------------------
                                       J. William Uhrig
                                       President

                                 THREE CITIES FUND II, L.P.

                                 By:   TCR Associates, L.P.,
                                       its general partner

                                       By:   Three Cities Research, Inc.,
                                             its general partner

                                             By:   /s/  Willem de Vogel
                                                   ---------------------------
                                                   Willem de Vogel
                                                   President

                                 THREE CITIES OFFSHORE II C.V.

                                 By:   TCR Offshore Associates, L.P.,
                                       its general partner

                                       By:   Three Cities Associates, N.V.,
                                             its general partner

                                             By:   /s/  J. William Uhrig
                                                   ----------------------------
                                                   J. William Uhrig
                                                   President